UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium
+32-3-247-44-11
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1 Financial Report

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

•Cautionary statement regarding forward-looking statements;
•Condensed consolidated interim financial statements for the six-month period ended June 30, 2022:
◦Condensed consolidated statement of financial position;
◦Condensed consolidated statement of profit or loss;
◦Condensed consolidated statement of comprehensive income;
◦Condensed consolidated statement of changes in equity;
◦Condensed Statement of Cash Flows; and
•Notes to the condensed consolidated interim financial statements;
•Subsequent events since June 30, 2022;
•Statutory Auditor's report; and
•Signatures.

2 Financial Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection therewith. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “seek”, “plan,” “target,” “project,” “potential”, “continue”, “contemplate”, “possible”, “likely,” “may,” “might”, “will,” “would,” “could” and similar expressions, terms, or phrases may identify forward-looking statements.

These forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to important factors and matters discussed elsewhere in this report, and in the documents incorporated by reference herein, important factors that, in our view, could cause our actual results and developments to differ materially from those discussed in the forward-looking statements include:

•The strength of world economies and currencies;
•General market conditions, including the market for crude oil and for our vessels, fluctuations in charter rates and vessel values;
•The supply of and demand for vessels comparable to ours, including against the background of possibly accelerated climate change transition worldwide which would have an accelerated negative effect on the demand for oil and thus transportation;
•The length and severity of the ongoing coronavirus (COVID-19) outbreak and governmental response thereto, including its impacts across our business on demand for our vessels, our global operations, counterparty risk as well as its disruption to the global economy;
•International sanctions, embargoes, import and export restrictions, nationalizations, piracy, terrorist attacks and armed conflicts, including the recent conflict between Russia and Ukraine;
•Availability of financing and refinancing, as well as the Company’s ability to obtain such financing or refinancing in the future at acceptable rates as well as to comply with the restrictive and other covenants in our financing arrangements;
•Our ability to secure available and future grants and subsidies;
•Our business strategy and other plans and objectives for growth and future operations, including planned and unplanned capital expenditures;
•Possible acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•Our ability to generate cash to meet our debt service obligations;
•Our levels of operating and maintenance costs, including bunker prices, drydocking and insurance costs;
•Potential liability from pending or future litigations;
•Significant decrease in spot charter rates that could impact our profitability;
•Environmental, Social and Governance (ESG) expectations of investors, banks and other stakeholders and related costs related to compliance with ESG measures;
•Availability of skilled workers and the related labor costs;
•Increased fuel costs or bunker prices;
3 Financial Report

•The failure to protect our information systems against security breaches, or the failure or unavailability of these systems for a significant period of time;
•Potential cyber-attacks which may disrupt our business operations;
•The state of the global financial markets may adversely impact our ability to obtain additional financing;
•The market value of our vessels are volatile and may decline;
•The rising threat of a Chinese financial crisis and trade tensions between China and the United States;
•The shift from oil towards other energy sources such as electricity, natural gas, liquefied natural gas or hydrogen;
•Technology risk associated with energy transition and fleet/systems rejuvenation to alternative propulsion;
•The imposition of sanctions by the United Nations, U.S., EU, UK and/or other relevant authorities;
•Any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 or FCPA, or other applicable regulations relating to bribery;
•Fluctuations in currencies, interest rates and foreign exchange rates and the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after June 30, 2023 on any of our debt that reference LIBOR;
•General domestic and international political conditions, including trade wars and disagreements between oil producing countries, including illicit crude oil trades;
•Potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels;
•Vessel breakdowns and instances of off-hire;
•Reputational risks, including related to climate change;
•Compliance with governmental, tax (including carbon related), environmental and safety regulations and related costs;
•Potential liability from future litigations related to claims raised by public-interest organizations or activism with regard to failure to adapt to or mitigate climate impact;
•Increased cost of capital or limiting access to funding due to EU Taxonomy or relevant territorial taxonomy regulations;
•Any non-compliance with the amendments by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels, or IMO, (the amendments hereinafter referred to as IMO 2020), to Annex VI to the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, which will reduce the maximum amount of sulfur that vessels may emit into the air and applies to us as of January 1, 2020;
•Any non-compliance with the International Convention for the Control and Management of Ships' Ballast Water and Sediments or BWM which applies to us as of September 2019;
•Any non-compliance with the upcoming EC Fit-for-55 regulation and specifically with EU Emission Trading Schemes Maritime and FuelEU Maritime;
•Any non-compliance with the European Ship Recycling regulation for large commercial seagoing vessels flying the flag of a European Union or EU, Member State which forces shipowners to recycle their vessels only in safe and sound vessel recycling facilities included in the European List of ship recycling facilities which is applicable as of January 1, 2019;
•New environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or imposed by regional or national authorities such as the European Union or individual countries;
•Our incorporation under the laws of Belgium and the different rights to relief that may be available compared to other counties, including the United States;
•Treatment of the Company as a “passive foreign investment company” by U.S. tax authorities;
•Being required to pay taxes on U.S. source income;
•Effects of new products and new technology in our industry;
•The failure of counterparties to fully perform their contracts with us;
•Our dependence on key personnel;
•Adequacy of insurance coverage;
•Our ability to obtain indemnities from customers;
•Changes in laws, treaties or regulations;
•The inability of our subsidiaries to declare or pay dividends;
4 Financial Report

•The losses from derivative instruments; and
•The interest rate risks under our debt facilities.

These factors and the other risk factors described in this annual report and other reports that we furnish or file with the U.S. Securities and Exchange Commission or the SEC, are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. These forward looking statements are made only as of the date of this annual report. These forward looking statements are not guarantees of our future performance, and actual results and developments may vary materially from those projected in the forward looking statements. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

5 Financial Report

CONDENSED INTERIM FINANCIAL STATEMENTS AND PREPARATION BASE

This document contains the condensed consolidated interim financial statements for the six-month period ended June 30, 2022. The financial report has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, collectively "IFRS".

Throughout this report, all references to “Euronav,” the "Company,” “we,” “our,” and “us” refer to Euronav NV and its subsidiaries. Unless otherwise indicated, all references to “U.S. dollars,” “USD,” “dollars,” “US$” and “$” in this annual report are to the lawful currency of the United States of America and references to “Euro,” “EUR,” and “€” are to the lawful currency of Belgium.

6 Financial Report

Condensed consolidated statement of financial position
(in thousands of USD)

	Note	June 30, 2022	December 31, 2021
ASSETS

Non-current assets
Vessels	12	3,219,186	2,967,787
Assets under construction	12	137,027	181,293
Right-of-use assets	12	31,922	29,001
Other tangible assets	12	997	1,218
Intangible assets	13	16,571	186
Receivables	20	40,296	55,639
Investments in equity accounted investees	24	2,126	72,446
Deferred tax assets	-	1,519	1,546

Total non-current assets		3,449,644	3,309,116

Current assets
Bunker inventory	21	47,648	69,035
Non-current assets held for sale	8	50,345	—
Trade and other receivables	22	263,433	237,745
Current tax assets	-	57	99
Cash and cash equivalents	-	277,220	152,528

Total current assets		638,703	459,407

TOTAL ASSETS		4,088,347	3,768,523

EQUITY and LIABILITIES

Equity
Share capital	-	239,148	239,148
Share premium	-	1,690,443	1,702,549
Translation reserve	14	(175)	453
Hedging reserve	14	21,594	2,396
Treasury shares	14	(163,024)	(164,104)
Retained earnings	-	132,023	180,140

Equity attributable to owners of the Company		1,920,009	1,960,582

Non-current liabilities
Bank loans	16	1,560,284	1,175,835
Other notes	16	197,223	196,895
Other borrowings	16	78,872	86,198
Lease liabilities	16	15,589	16,759
Other payables	17	451	3,490
Employee benefits	-	10,276	6,839
Provisions	23	743	892

Total non-current liabilities		1,863,438	1,486,908

Current liabilities
Trade and other payables	17	120,430	83,912
Current tax liabilities	-	4,154	366
Bank loans	16	112,086	29,313
Other notes	16	—	67,025
Other borrowings	16	43,189	117,863
Lease liabilities	16	24,763	22,292
Provisions	23	278	262

Total current liabilities		304,900	321,033

TOTAL EQUITY and LIABILITIES		4,088,347	3,768,523

The accompanying notes on pages 12 to 53 are an integral part of these condensed interim financial statements
7 Financial Report

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	Note	2022	2021*
		Jan. 1 - Jun. 30, 2022	Jan. 1 - Jun. 30, 2021
Shipping income
Revenue	9	263,062	208,134
Gains on disposal of vessels/other tangible assets	12	33,591	10,568
Other operating income	9	7,636	4,673
Total shipping income		304,289	223,375

Operating expenses
Voyage expenses and commissions	10	(74,452)	(50,761)
Vessel operating expenses	10	(101,521)	(116,097)
Charter hire expenses	10	(4,456)	(4,283)
Loss on disposal of vessels/other tangible assets	12	(347)	—
Depreciation tangible assets	12	(106,068)	(171,181)
Depreciation intangible assets	-	(183)	(44)
General and administrative expenses	10	(23,171)	(16,582)
Total operating expenses		(310,198)	(358,948)

RESULT FROM OPERATING ACTIVITIES		(5,909)	(135,573)

Finance income	11	11,211	8,631
Finance expenses	11	(73,075)	(46,443)
Net finance expenses		(61,864)	(37,812)

Share of profit (loss) of equity accounted investees (net of income tax)	24	14,574	11,177

PROFIT (LOSS) BEFORE INCOME TAX		(53,199)	(162,208)

Income tax benefit (expense)	-	4,923	1,518

PROFIT (LOSS) FOR THE PERIOD		(48,276)	(160,690)

Attributable to:
Owners of the company	15	(48,276)	(160,690)

Basic earnings per share	15	(0.24)	(0.80)
Diluted earnings per share	15	(0.24)	(0.80)

Weighted average number of shares (basic)	15	201,745,255	201,677,981
Weighted average number of shares (diluted)	15	201,991,509	201,773,240

The accompanying notes on pages 12 to 53 are an integral part of these condensed interim financial statements
*In order to improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost elements without impact on profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. They have been applied retrospectively and comparative information has been revised.
8 Financial Report

Condensed consolidated statement of comprehensive income
(in thousands of USD)

	Note	2022	2021
		Jan. 1 - Jun. 30, 2022	Jan. 1 - Jun. 30, 2021

Profit/(loss) for the period		(48,276)	(160,690)

Other comprehensive income (expense), net of tax
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	-	(628)	(170)
Cash flow hedges - effective portion of changes in fair value	13	19,198	4,532
Equity-accounted investees - share of other comprehensive income	24	159	539

Other comprehensive income (expense), net of tax		18,729	4,901

Total comprehensive income (expense) for the period		(29,547)	(155,789)

Attributable to:
Owners of the company		(29,547)	(155,789)

The accompanying notes on pages 12 to 53 are an integral part of these condensed interim financial statements

9 Financial Report

Condensed consolidated statement of changes in equity
(in thousands of USD)

	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2021		239,148	1,702,549	936	(7,456)	(164,104)	540,714	2,311,787

Profit (loss) for the period	—	—	—	—	—	—	(160,690)	(160,690)
Total other comprehensive income (expense)	—	—	—	(170)	4,532	—	539	4,901
Total comprehensive income (expense)		—	—	(170)	4,532	—	(160,151)	(155,789)

Transactions with owners of the company
Dividends to equity holders	—	—	—	—	—	—	(12,100)	(12,100)
Total transactions with owners		—	—	—	—	—	(12,100)	(12,100)

Balance at June 30, 2021		239,148	1,702,549	766	(2,924)	(164,104)	368,463	2,143,898

	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2022		239,148	1,702,549	453	2,396	(164,104)	180,140	1,960,582

Profit (loss) for the period	—	—	—	—	—	—	(48,276)	(48,276)
Total other comprehensive income (expense)	14	—	—	(628)	19,198	—	159	18,729
Total comprehensive income (expense)		—	—	(628)	19,198	—	(48,117)	(29,547)

Transactions with owners of the company
Dividends to equity holders	14	—	(12,106)	—	—	—	—	(12,106)
Treasury shares delivered in respect of share-based payment plans	14	—	—	—	—	1,080	—	1,080
Total transactions with owners		—	(12,106)	—	—	1,080	—	(11,026)

Balance at June 30, 2022		239,148	1,690,443	(175)	21,594	(163,024)	132,023	1,920,009

The accompanying notes on pages 12 to 53 are an integral part of these condensed interim financial statements
10 Financial Report

Condensed consolidated statement of cash flows
(in thousands of USD)

	Note	2022	2021
		Jan. 1 - Jun. 30, 2022	Jan. 1 - Jun. 30, 2021
Cash flows from operating activities
Profit (loss) for the period		(48,276)	(160,690)

Adjustments for:		115,242	185,659
Depreciation of tangible assets	12	106,068	171,181
Depreciation of intangible assets	-	183	44
Provisions	-	(133)	(115)
Income tax (benefits)/expenses	-	(4,923)	(1,518)
Share of profit of equity-accounted investees, net of tax	24	(14,574)	(11,177)
Net finance expense	11	61,865	37,812
(Gain)/loss on disposal of assets	12	(33,244)	(10,568)

Changes in working capital requirements		35,215	(4,421)
Change in cash guarantees	-	59	(8)
Change in inventory	21	21,386	2,602
Change in receivables from contracts with customers	22	(14,690)	(5,884)
Change in accrued income	22	(5,223)	303
Change in deferred charges	22	(5,150)	(8,486)
Change in other receivables	22	(663)	(658)
Change in trade payables	17	14,774	6,342
Change in accrued payroll	17	(86)	(3,034)
Change in accrued expenses	17	23,068	2,672
Change in deferred income	17	(126)	(365)
Change in other payables	-	(1,589)	733
Change in provisions for employee benefits	-	3,455	1,362

Income taxes paid during the period	-	8,780	723
Interest paid	-	(51,996)	(29,825)
Interest received	-	1,414	2,815
Dividends received from equity-accounted investees	24	1,000	1,375

Net cash from (used in) operating activities		61,379	(4,364)

Acquisition of vessels and vessels under construction	12	(427,951)	(264,917)
Proceeds from the sale of vessels	12	198,011	51,344
Acquisition of other tangible assets	12	(95)	(79)
Acquisition of intangible assets	-	(16,569)	(42)
Payments received from loans to related parties	24	32,794	796
Repayment of loans from related parties	-	(10,215)	—
Lease payments received from finance leases	-	1,015	975

Net cash from (used in) investing activities		(223,010)	(211,923)

(Purchase of) Proceeds from sale of treasury shares	14	1,080	—
Proceeds from new borrowings	16	898,391	543,274
Repayment of borrowings	16	(349,161)	(190,271)
Repayment of lease liabilities	16	(12,522)	(27,309)
Repayment of commercial paper	16	(221,196)	(62,391)
Repayment of sale and leaseback	16	(11,240)	(11,240)
Transaction costs related to issue of loans and borrowings	16	(1,725)	(608)
Dividends paid	14	(12,117)	(12,105)

Net cash from (used in) financing activities		291,510	239,350

Net increase (decrease) in cash and cash equivalents		129,879	23,063

Net cash and cash equivalents at the beginning of the period	-	152,528	161,478
Effect of changes in exchange rates	-	(5,187)	(1,863)

Net cash and cash equivalents at the end of the period	-	277,220	182,678

of which restricted cash	-	—	—

The accompanying notes on pages 12 to 53 are an integral part of these condensed interim financial statements
11 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 1 - Reporting entity

Note 2 - Basis of preparation

Note 3 - Use of judgements and estimates

Note 4 - Changes in significant accounting policies

Note 5 - Changes in consolidation scope

Note 6 - Significant events

Note 7 - Segment reporting

Note 8 - Assets held for sale and discontinued operations

Note 9 - Revenue and other operating income

Note 10 - Expenses for shipping activities

Note 11 - Net finance expenses

Note 12 - Property, plant and equipment

Note 13 - Intangible assets

Note 14 - Equity

Note 15 - Earnings per share

Note 16 - Interest-bearing loans and borrowings

Note 17 - Trade and other payables

Note 18 - Financial instruments

Note 19 - Deferred tax assets and liabilities

Note 20 - Non-current receivables

Note 21 - Bunker inventory

Note 22 - Trade and other receivables

Note 23 - Provisions and contingencies

Note 24 - Equity-accounted investees

Note 25 - Subsequent events

Note 26 - Standards issued but not yet effective

Note 27 - Statement on the true and fair view of the consolidated financial statements and the fair overview of the management report

12 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 1 - Reporting entity

Euronav NV (the “Company”) is a company domiciled in Belgium. The address of the Company’s registered office is De Gerlachekaai 20, 2000 Antwerpen, Belgium. The condensed consolidated interim financial statements ("interim financial statements") as at and for the six months ended June 30, 2022 comprise the Company and its subsidiaries (together referred to as Euronav or the “Group”) and the Group’s interest in associates and joint ventures.

13 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 2 - Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with lAS 34 Interim Financial Reporting. They do not include all the information required for a complete set of IFRS annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year ended December 31, 2021 that have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, collectively "IFRS".
Changes to significant accounting policies are described in Note 4.
These condensed consolidated interim financial statements were authorized for issue by the Supervisory Board on August 8, 2022.

14 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 3 - Use of judgements and estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.
The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.
More specifically, the Group needed to make an assessment about the accounting treatment of the acquisition of the remaining 50% in TI Asia Ltd. and TI Africa Ltd. Euronav already had 50% in these 2 joint ventures and signed on June 7, 2022 a Share Sale and Purchase Agreement with the JV partner International Seaways, Inc. to take control over these 2 joint ventures by purchasing the remaining 50% of the shares.
The acquisition of the remaining 50% in the 2 joint ventures has been treated as an asset acquisition as the asset concentration test was met under IFRS 3, given that substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset (i.e. the FSO and related lease component in the customer contract). Therefore, the consideration paid is allocated over the assets acquired (see Note 5 and 6) and the transaction is not accounted for as a business combination.
Measurement of fair values
A number of the Group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.
The Group has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the CFO.
The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified. Significant valuation issues are reported to the Group Audit and Risk Committee.
When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.
The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
Further information about the assumptions made in measuring fair values is included in Note 18.
15 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 4 - Changes in significant accounting policies

The accounting policies adopted in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the Group's consolidated financial statements as at and for the year ended December 31, 2021, that have been prepared in accordance with IFRS.

16 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 5 - Changes in consolidation scope

In comparison to the consolidation scope for the year ended December 31, 2021, Euronav has acquired the remaining 50% in TI Asia Ltd. ("TI Asia") and TI Africa Ltd. ("TI Africa"). Euronav already had 50% in these 2 joint ventures which were then recorded as equity investees, and signed on June 7, 2022 a Share Sale and Purchase Agreement with the JV partner International Seaways, Inc. to take control over these 2 joint ventures by purchasing the remaining 50% of the shares. FSOs are floating storage and offloading units for areas where the offshore production platforms have no or insufficient storage capabilities. Each joint venture contains one FSO, which are currently both working at the Al Shaheen oilfield in Qatar for the customer North Oil Company. The FSOs are contracted to NOC till Q3 2032. The 2 former joint ventures are fully consolidated as of June 7, 2022.

17 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 6 - Significant events

In January 2022, Euronav took delivery of two newbuilding Suezmaxes, Cedar (2022 – 157,310 dwt) and Cyprus (2022 – 157,310 dwt), which have been purchased in February 2021.
The VLCCs Nucleus, Neptun and Navarin have been redelivered in the first quarter of 2022. Under the leaseback agreement there was a seller's credit of USD 4.5 million per vessel (see Note 12). A capital gain related to the seller's credits of USD 13.5 million has been recorded in the first quarter of 2022.
On March 18, 2022, the Financial Supervisory Authority of Norway has approved the base prospectus with appendices prepared by Euronav Luxembourg S.A. (“Euronav Luxembourg”) in connection with the listing on the Oslo Stock Exchange of Euronav Luxembourg’s USD 200 million senior unsecured bonds, due September 2026. The USD 200 million senior unsecured bonds, issued by Euronav Luxembourg and guaranteed by the Company, are listed on the Oslo Stock Exchange as of March 22, 2022.
On April 7, 2022 the Company announced that Euronav and Frontline Ltd. ("Frontline") have signed a term sheet that has been unanimously approved by their Supervisory Board and Board of Directors, respectively, on a potential stock-for-stock combination between the two companies, based on an exchange ratio of 1.45 Frontline ("FRO") shares for every Euronav ("EURN") share resulting in Euronav and Frontline shareholders owning approximately 59% and 41%, respectively, of the combined group. The combination remains subject to agreement on a transaction structure, confirmatory due diligence, agreement on the terms and conditions of the potential combination agreement, applicable board, shareholder, customer, lender and/or regulatory approvals, employee consultations and other customary completion conditions.
On April 26, 2022, Euronav announced that it has sold the Suezmax Bari (2005 – 159,186 dwt) for USD 21.5 million. A capital gain on the sale of approximately USD 6.6 million has been recorded in the second quarter in the joint venture company. The vessel has been delivered to her new owners on April 21, 2022.
On April 29, 2022, Euronav announced that it has purchased two eco-VLCCs, the Chelsea (renamed Dalis) (2020 – 299,995 dwt) and the Ghillie (renamed Derius) (2019 – 297,750 dwt), for USD 179 million in total in cash. They are sisters of our D-class vessels (Delos, (2021 – 300,200 dwt), Diodorus (2021 – 300,200 dwt), Doris (2021 – 300,200 dwt) and Dickens (2021 – 299,550 dwt)). These vessels were all built in Korea at DSME, are fitted with scrubbers and are the latest generation of ecotype VLCC.
In parallel to this transaction, Euronav has sold four older S-class VLCCs for an en-bloc price of USD 198 million. The four vessels are the Sandra (2011 – 323,527 dwt), Sara (2011 – 322,000 dwt), Simone (2012 – 315,988 dwt) and the Sonia (2012 – 314,000 dwt). All four vessels are non-eco VLCCs with significant higher consumptions and carbon footprint than modern eco-VLCCs. A net capital gain of approximately USD 1.4 million has been recorded in the second quarter of 2022. The VLCCs Sandra, Sara and Sonia have been delivered to their new owners in the second quarter of 2022. The VLCC Simone will be delivered in the course of the second half year 2022.
On June 7, 2022, Euronav announced that it has become the full owner of the FSO platform as previously held in its 50-50 joint venture with International Seaways, Inc. (“INSW”). The two converted ULCCs, the FSO Asia and FSO Africa, were purchased based on a valuation of USD 300 million in total (i.e. USD 150 million for 50%). Net of adjustments for working capital and debt, Euronav paid approximately USD 140 million in cash for the purchase (see Note 5). The existing 50% in TI Africa Ltd. and TI Asia Ltd. is removed from the balance sheet at its carrying amount (USD 80.6 million) at June 7, 2022 (see Note 24). This amount was equal to 50% of the net assets acquired. Euronav assumed 50% of the total shareholder loan in TI Africa Ltd. and repaid it to INSW for an amount of USD 10.2 million. For the additional acquired 50%, more was paid (USD 49.1 million). Part of this additional price paid relates to an intangible asset which is the customer contract with NOC for the service part, i.e. recharge of opex, maintenance and crew (see Note 13). All remaining current and non-current assets and liabilities of TI Africa Ltd. and TI Asia Ltd. were integrated on a 100% basis.
On June 13, 2022, Euronav announced that it has sold its two oldest Suezmax vessels: the Cap Pierre (2004 - 159,048 dwt) and the Cap Leon (2003 - 159,048 dwt). The combined capital gain realized on these sales amounts to USD 18.4 million and has been recorded in the second quarter. The vessels have been delivered to their new owners on April 28, 2022 and June 30, 2022 respectively.
The invasion and subsequent war between Russia and Ukraine is impacting our business in the following areas:
a.Freight rates – due to the self-sanctioning being performed by oil traders, refiners, and shippers of Russian petroleum products, the market evolved towards longer tonnage and shorter cargoes. Short terms this has put pressure on freight rates in the VLCC and Suezmax segments as there were more ships than cargoes available in the market. However we notice that ton miles are increasing due to the adjustment of trade flows to compensate refineries and markets for the lack of Russian oil flows. There has also been an increase in a sanction fleet tonnage to move the required Russian oil cargoes from the west to markets in the east. The Company has suspended its operations with Russian customers, which represents an insignificant portion of the Company’s turnover (below 5%).

18 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

b.Bunker Fuel Cost – due to the risk within the market, and the self-sanctioning of Russian oil flows, the price of marine fuels has increased and was high during the second quarter. This is due to Russia supplying bunker markets with 20% of the global fuel demand in HSFO, VLSFO and MGO markets. These price increases have negatively impacted the cost structure of the vessels, making it more expensive to ship freight on long haul voyages. The spread between HSFO and VLSFO was at a high level pre-invasion, but has begun to correct as the removal of Russian origin HSFO from the market has begun to tighten up supplies in Europe and in the Mediterranean.
c.Cybersecurity risks have increased and the Company took additional measures.
d.Crew issues – as we do have more or less 200 officers and crew that are from Russia (1/3) and Ukraine (2/3) , the Company has supported the respective crew and their families as much as possible. We have no mixed teams on board of our fleet.
e.Going forward, it remains difficult to estimate the future impact of this war situation in the economies where we are active, and hence difficult to quantify the impact these factors might have on our financial results.

19 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 7 - Segment reporting

The Group distinguishes two operating segments: the operation of crude oil tankers on the international markets (Tankers) and the floating production, storage and offloading operations (FSO/FpSO). These two divisions operate in completely different markets, where in the latter the assets are tailor made or converted for specific long term projects. The tanker market requires a different marketing strategy as this is considered a very volatile market, contract duration is often less than two years and the assets are to a large extent standardized. The segment profit or loss figures and key assets as set out below are presented to the management board on at least a quarterly basis to help the key decision makers in evaluating the respective segments. Prior to the acquisition on June 7, 2022, the Chief Operating Decision Maker (CODM) also received the information per segment based on proportionate consolidation for the joint ventures and not by applying equity accounting. The reconciliation between the figures of all segments combined on the one hand, with the consolidated statements of financial position and profit or loss on the other hand is presented in a separate column Equity-accounted investees.
The Group's internal organizational and management structure does not distinguish any geographical segments.

(in thousands of USD)	For the six month period ended				For the six month period ended
	June 30, 2022				June 30, 2021*

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Revenue	255,239	29,166	(21,343)	263,062	208,996	24,786	(25,648)	208,134

Profit (loss) before income tax	(69,876)	17,661	(984)	(53,199)	(174,774)	13,877	(1,311)	(162,208)

(in thousands of USD)	June 30, 2022				December 31, 2021

	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Non-current assets	3,212,047	238,222	(625)	3,449,644	3,239,540	105,350	(35,774)	3,309,116

Current assets	504,279	135,410	(986)	638,703	459,864	10,478	(10,935)	459,407

TOTAL ASSETS	3,716,326	373,632	(1,611)	4,088,347	3,699,404	115,828	(46,709)	3,768,523

Equity	1,700,216	219,793	—	1,920,009	1,891,483	69,099	—	1,960,582

Non-current liabilities	1,732,262	131,626	(450)	1,863,438	1,486,908	22,000	(22,000)	1,486,908

Current liabilities	283,848	22,213	(1,161)	304,900	321,013	24,729	(24,709)	321,033

TOTAL LIABILITIES	3,716,326	373,632	(1,611)	4,088,347	3,699,404	115,828	(46,709)	3,768,523

20 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. They have been applied retrospectively and comparative information has been revised.

21 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 8 - Assets and liabilities held for sale and discontinued operations

Assets held for sale
On February 28, 2022, the Company sold the VLCC Simone (2021 - 315,988 dwt) as part of an en-bloc transaction of four S-class VLCCs (see Note 6). The fair value less cost of disposal amounted to USD 50.5 million. The vessel was accounted for as a non-current asset held for sale as at June 30, 2022 and had a carrying value of USD 50.3 million. The net gain on the vessel amounts to USD 0.2 million and will be booked upon delivery which is expected to be delivered to its new owners in the course of the second half year 2022.
As of December 31, 2021, the Group had no assets held for sale.

Discontinued operations
As of June 30, 2022 and as of December 31, 2021 the Group had no operations that met the criteria of a discontinued operations.

22 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 9 - Revenue and other operating income

In the following table, revenue is disaggregated by type of contract.

	For the six month period ended

(in thousands of USD)	June 30, 2022				June 30, 2021*
	Tankers	FSO	Less: Equity-accounted investees	Total	Tankers	FSO	Less: Equity-accounted investees	Total

Pool Revenue	83,580	—	(6)	83,574	65,615	—	11	65,626
Spot Voyages	139,815	—	(540)	139,275	105,424	—	(873)	104,551
Revenue from contracts with customers	223,395	—	(546)	222,849	171,039	—	(862)	170,177

Time Charters	31,844	29,166	(20,797)	40,213	37,957	24,786	(24,786)	37,957
Lease income	31,844	29,166	(20,797)	40,213	37,957	24,786	(24,786)	37,957

Total revenue	255,239	29,166	(21,343)	263,062	208,996	24,786	(25,648)	208,134

Other operating income	—	—	—	7,636	—	—	—	4,673

* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. They have been applied retrospectively and comparative information has been revised.

The increase in revenue is mostly related to the increase in pool and spot voyage revenue which is due to higher rates compared to the first six months of 2021 when market conditions were very unfavorable. Pool results difference can be explained by comparing the respective TCE rates for VLCCs of 15,000 USD/day compared to 13,000 USD/day when considering an average of 6,600 on hire days for both periods. For Suezmax spot voyages: respectively 17,600 USD/day compared to 11,750 USD/day, based on an average of 3,680 on hire days. The decrease in revenue from time charters of tankers is due to a lower number of vessels on time charter.
The Group is beginning to see the recovery in the tanker cycle being reflected in freight markets. Demand for oil is once again rising and the demand for the shipping of crude oil has consequently improved. In the first half of this year, the Group has identified cargo numbers are returning to levels similar to before Covid restrictions were imposed across the world. The conflict between Russia and Ukraine has impacted the global flow of crude oil, and while European customers are now receiving close to zero oil from Russia, this oil has been displaced to other customers, mainly in the region east of Suez. The initial uncertainty around the impact of the war on oil markets saw the freight market for smaller tankers soar, but this was relatively short lived. In the more medium term the Group observed a shift in tanker trade patterns whereby Europe is receiving more oil from Atlantic-based producers, and the usual long-haul trade flows from the Atlantic basin to the Far East have stalled.
Other operating income includes revenues related to the daily standard business operation of the fleet and that are not directly attributable to an individual voyage. The increase in other operating income is mainly due to received liquidated damages in line with the sale of the S-class vessels as well as claim settlements.

23 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 10 - Expenses for shipping activities

Voyage expenses and commissions

	For the six month period ended

(in thousands of USD)	June 30, 2022	June 30, 2021

Commissions paid	(4,959)	(3,899)
Bunkers	(54,843)	(33,263)
Other voyage related expenses	(14,650)	(13,599)
Total voyage expenses and commissions	(74,452)	(50,761)

The voyage expenses and commissions increased in the first six months of 2022 compared to the same period in 2021 mainly due to an increase in bunker costs.
The increase in commissions paid is due to slightly higher market rates compared to the first six months of 2021.
The increase in bunker cost in the first semester of 2022 follows the increase in crude oil prices since the beginning of the year due to the war between Russia and Ukraine and the economic sanctions that have been imposed. The majority of the bunkers consumed by Euronav vessels are procured through the Company's IMO 2020 fuel compliance program (see Note 21). For vessels operated on the spot market, voyage expenses are paid by the shipowner while voyage expenses for vessels under a time charter contract, are paid by the charterer. Voyage expenses for vessels operated in a Pool, are paid by the Pool.
The majority of other voyage expenses are port costs and agency fees which are owner's expenses on voyage charters. Port costs vary depending on the number of spot voyages performed and the number and type of ports. The increase in other voyage related expenses in the first six months of 2022 compared to the same period in 2021 is due to changed trading patterns.

Vessel operating expenses

	For the six month period ended

(in thousands of USD)	June 30, 2022	June 30, 2021*

Operating expenses	(95,014)	(108,590)
Insurance	(6,507)	(7,507)
Total vessel operating expenses	(101,521)	(116,097)

* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. They have been applied retrospectively and comparative information has been revised.

The operating expenses relate mainly to the crewing, technical and other costs to operate tankers. The decrease in operating expenses is due to a reduction of vessels in the fleet and due to specific saving initiatives initiated in the 2nd half of 2021 and continuing into 2022. Furthermore the weakening of the Euro against the US dollar has a saving effect on the Euro based crew expenses.

Charter hire expenses

	For the six month period ended

(in thousands of USD)	June 30, 2022	June 30, 2021

Charter hire	(2,599)	(4,283)
Bare boat hire	(1,857)	—
Total charter hire expenses	(4,456)	(4,283)

The charter-hire expenses in the first six months of 2022 are mainly attributable to the internal short term time charter agreement with our joint venture Bari Shipholding Ltd. and the hire expenses for the barge (Cougar Satu) in relation to the Company's IMO 2020 fuel compliance program (see Note 21). The decrease in charter hire expenses is due to lower market rates compared to the first six months of 2021. The Group elected to apply the short-term lease exemption and accordingly, the lease payments were recognized as an expense and right-of-use assets and lease liabilities were not recognized.
The bare boat contract ended on December 15, 2021 with one vessel (VLCC Nautilus) redelivered to the owners before December 31, 2021. The expenses for the bare boat hire days upon redelivery of the three remaining vessels (VLCCs Navarin,
24 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Neptun and Nucleus) were recorded as bare boat hire instead of accounting for a lease modification. All vessels were redelivered during the first quarter of 2022.
General and administrative expenses

	For the six month period ended

(in thousands of USD)	June 30, 2022	June 30, 2021*

Wages and salaries	(4,382)	(3,971)
Social security costs	(668)	(709)
Cash-settled share-based payments	(2,872)	(602)
Equity-settled share-based payments	(584)	(761)
Other employee benefits	(453)	(473)
Employee benefits	(8,959)	(6,516)

Administrative expenses	(12,613)	(8,790)
Tonnage Tax	(1,732)	(1,391)
Claims	—	—
Provisions	133	115

Total general and administrative expenses	(23,171)	(16,582)

* To improve the relevancy of the accounting information of the income statement, the Company reclassified certain cost & revenue elements without impact on the profit (loss) for the period. These changes have been adopted in 2021 to improve comparability within the sector. They have been applied retrospectively and comparative information has been revised.

The general and administrative expenses which include amongst others: shore staff wages, director fees, consulting and audit fees and tonnage tax, increased in the first six months of 2022 compared to the same period in 2021.
The increase compared to 2021 was mainly related to an increase in administrative expenses as well as an increase in employee benefits.
The increase in employee benefits is related to an increase in cash-settled share-based remunerations. This is related to the provision for the transaction based incentive plan (TBIP) implemented in 2019 for which the Management Board is granted phantom stock units. The provision to be recorded is higher due to an increased share price at June 30, 2022, compared to June 30, 2021.
The increase in administrative expenses is mainly due to the legal fees incurred related to the planned combination with Frontline (see Note 25).
25 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 11 - Net finance expenses

	For the six month period ended

(in thousands of USD)	June 30, 2022	June 30, 2021

Interest income	1,155	955
Change in fair value of fuel derivatives recognized in P&L	344	1,688
Foreign exchange gains	9,712	5,988
Finance income	11,211	8,631

Interest expense on financial liabilities measured at amortized cost	(34,070)	(27,759)
Interest leasing	(578)	(1,465)
Change in fair value of fuel derivatives recognized in P&L	(23,231)	(6,424)
Fair value adjustment on interest rate swaps	(290)	309
Other financial charges	(4,637)	(4,652)
Foreign exchange losses	(10,269)	(6,452)
Finance expense	(73,075)	(46,443)

Net finance expense recognized in profit or loss	(61,864)	(37,812)

Interest expense on financial liabilities measured at amortized cost increased significantly in the first six months of 2022 compared to the same period in 2021. This increase was related to an increase in interest expenses on bank loans due to an increasing interest rate environment and a higher average outstanding debt in the first semester of 2022 compared to the same period last year.
Change in fair value of fuel derivatives recognized in P&L is attributable to an increase in expenses related to swaps, mainly on the commodity swaps or futures in connection with the Company's low sulfur fuel oil program for which hedge accounting could not be applied, resulting in a net impact of USD 22.9 million. These fuel derivatives are used to hedge the purchased fuel on board of the ULCC Oceania against a price decrease.
Interest leasing is the interest on lease liabilities.

26 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 12 - Property, plant and equipment

(in thousands of USD)	Note	Vessels	Vessels under construction	Right-of-use assets	Other tangible assets	Total PPE

At January 1, 2022
Cost	—	4,875,811	181,293	53,226	5,244	5,115,574
Depreciation & impairment losses	—	(1,908,024)	—	(24,225)	(4,026)	(1,936,275)
Net carrying amount		2,967,787	181,293	29,001	1,218	3,179,299

Acquisitions	—	444,744	72,866	13,384	95	531,089
Disposals and cancellations	—	(164,768)	—	—	—	(164,768)
Depreciation charges	—	(95,364)	—	(10,398)	(306)	(106,068)
Transfer to assets held for sale	8	(50,345)	—	—	—	(50,345)
Transfers	—	117,132	(117,132)	—	—	—
Translation differences	—	—	—	(65)	(10)	(75)
Balance at June 30, 2022		3,219,186	137,027	31,922	997	3,389,132

At June 30, 2022
Cost	—	5,375,264	137,027	66,545	5,207	5,584,043
Depreciation & impairment losses	—	(2,156,078)	—	(34,623)	(4,210)	(2,194,911)
Net carrying amount		3,219,186	137,027	31,922	997	3,389,132

In the first six months of 2022, the Maria, Cap Pierre, Amundsen, Captain Michael, Sonia, Iris, Ingrid, Cap Lara, Alsace, Dalma, Daishan and Hatteras have been dry-docked. The cost of planned repairs and maintenance is capitalized and included under the heading Acquisitions.
In January, two newbuilding Suezmaxes joined our fleet. Cedar (2022 - 157,310 dwt) was delivered on January 7, 2022 and Cypress (2022 - 157,310 dwt) on January 20, 2022. Both were constructed at Daehan Shipbuilding (DHSC) in South Korea. These two vessels were previously reported as vessels under construction as at December 31, 2021.
On April 29, 2022, Euronav announced the purchase of two eco-VLCCs, the Chelsea (2020 – 299,995 dwt) and the Ghillie (2019 – 297,750 dwt), for USD 179 million in total. They are sisters of our D-class vessels (Delos, (2021 – 300,200 dwt), Diodorus (2021 – 300,200 dwt), Doris (2021 – 300,200 dwt) and Dickens (2021 – 299,550 dwt). These vessels were all built in Korea at DSME, are fitted with scrubbers and are the latest generation of ecotype VLCC's. The vessels entered the fleet under their new names Dalis (previously Chelsea) and Derius (previously Ghillie).
As of June 7, 2022, the Group recognized the FSOs Asia and Africa fully in property, plant and equipment due to the acquisition of the remaining 50% in TI Asia and TI Africa for an amount of USD 224.6 million (see Note 5 and 6). The price paid, which amounts to USD 129.9 million can be identified under 'Acquisitions of vessels' in the cash flow statement. The transaction was booked as an asset acquisition as the asset concentration test was met under IFRS 3, given that substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset (i.e. the FSO and related lease component in the customer contract). The intangible asset related to the service component in the customer contract (see Note 13) has been separately recorded on the balance sheet as this could not be included in the single identifiable asset related to the FSO. The intangible asset was valued at USD 16.6 million which did not alter the "substantially all" criterium.
The Group had six vessels under construction at June 30, 2022 for an aggregate amount of USD 137 million. The amounts presented within "vessels under construction" relate to three eco-type VLCCs and three eco-type Suezmaxes.
On June 24, 2022, Euronav has declared the options to extend the time charter agreement for the two Suezmaxes Marlin Sardinia and Marlin Somerset with an additional 12 months. This resulted in the recognition of a right-of-use asset of USD 13.4 million.

27 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Disposal of assets – Gains/losses

(in thousands of USD)	Note	Sale price	Book Value	Gain	Loss
Newton - Sale	—	35,370	32,953	1,163	—
Filikon - Sale	—	15,974	6,570	9,404	—
At June 30, 2021		51,344	39,523	10,567	—

		Sale price	Book Value	Gain	Loss
Sandra - Sale	—	47,520	47,299	221	—
Sara - Sale	—	47,520	46,013	1,507	—
Sonia - Sale	—	50,490	50,837	—	(347)
Cap Leon - Sale	—	19,924	9,081	10,843	—
Cap Pierre - Sale	—	19,058	11,537	7,521	—
Other	—	—	—	13,500	—
At June 30, 2022		184,512	164,767	33,592	(347)

On January 26, 2022, Euronav announced that the Company booked a USD 18 million capital gain on disposal of assets upon the redelivery of 4 VLCCs, which occurred at the maturity of a five-year sale and leaseback agreement. The four VLCCs are: the Nautilus (2006; 307,284 dwt), Navarin (2007; 307,284 dwt), Neptun (2007; 307,284 dwt) and the Nucleus (2007; 307,284 dwt). As the first ship was redelivered on December 15, 2021, USD 4.5 million was booked in the fourth quarter of 2021, whereas the remaining USD 13.5 million was booked in the first quarter of 2022.
On April 29, 2022, Euronav has sold four older S-class VLCCs for an en-bloc price of USD 198 million. The four vessels are the Sandra (2011 – 323,527 dwt), Sara (2011 – 322,000 dwt), Simone (2012 – 315,988 dwt) and the Sonia (2012 – 314,000 dwt). A net capital gain of USD 1.4 million was recorded on the sale of the three vessels delivered before June 30, 2022. The VLCC Simone was recorded as non-current asset held for sale as of June 30, 2022 and will be delivered to its new owners in the course of the second half year 2022 (see Note 8).
On June 13, 2022, Euronav announced that it has sold its two eldest Suezmax vessels Cap Pierre (2004 - 159,048 dwt) and Cap Leon (2003 - 159,048 dwt). The combined net capital gains realised on these sales amount to USD 18.4 million upon delivery to its new owners.
Impairment
Tankers
Euronav defines its cash generating unit as a single vessel, unless such vessel is operated in a pool, in which case such vessel, together with the other vessels in the pool, are collectively treated as a cash generating unit. The carrying amounts of Euronav’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.
In accordance with IAS 36, Euronav has updated its review of various internal and external indicators performed as of December 31, 2021 to determine whether there were indications that vessels in the tanker segment were impaired as of June 30, 2022. As a result of this analysis, the Company concluded that the net operating losses reported for the period ended June 30, 2022 is considered the main indicator for impairment as well as the currently low market freight in the VLCC segment (2021: the low market rates and the net operating losses were the main indicators).
The Group has performed an impairment test for tankers whereby the carrying amount of an asset or CGU is compared to its recoverable amount, which is the greater of its value in use and market value. In assessing value in use, the following assumptions were used:
•Weighted average of past and ongoing shipping cycles, including management judgement for the ongoing cycle and for the weighting factors applied, is used as forecast charter rates
•Weighted Average Cost of Capital (‘WACC’) of 5.19% (2021: 5.19%)
•20 year useful life with residual value equal to lightweight tonnage multiplied by 4 year average scrap steel value per ton
Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are subject to judgment. The Group uses a business cycle approach to forecast expected TCE rates. By defining a shipping cycle from peak to peak over the last 20 years and including management’s expectation of the completion of the current cycle, management is better able to capture the full length of a business cycle while also giving more weight to recent and current market experience. The current cycle is forecasted based on management judgement, analyst reports and past experience.

28 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

The impairment test did not result in a requirement to record an impairment loss. With an increase of the WACC of 200bps to 7.19%, the analysis would also indicate that the carrying amount of the vessels as of June 30, 2022 is not impaired. The weighting and forecasting on the ongoing cycle are based on management judgement for the next two years (2023 – 2024). Using the peak-to-peak excluding forecast or the last completed cycle would not lead to an impairment. Using the ongoing cycle including forecast would lead to an impairment of USD 1.1 million (2021: USD 1.4 million).

When using the 10-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 2.5 million (2021: USD 0.9 million). When using the 5-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 5.6 million (2021: USD 7.1 million). When using the 3-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 3.0 million (2021: USD 1.2 million), and when using 1-year historical charter rates in this impairment analysis, the impairment analysis indicates that an impairment is required for the tanker fleet of USD 17.6 million (2021: USD 28.8 million).
FSO
The Group also reviews internal and external indicators, similar to the ones used for tankers, to assess whether the FSO’s might be impaired. The FSO Asia and FSO Africa are on a five years timecharter contract to North Oil Company, the operator of the Al-Shaheen oil field, whose shareholders are Qatar Petroleum Oil & Gas Limited and Total E&P Golfe Limited, until July 22, 2022 and September 22, 2022 respectively. In November 2020, the two joint ventures (TI Asia Ltd and TI Africa Ltd., see Note 5 and 6) signed an extension for ten years in direct continuation of their current contractual service, or until July 21, 2032 and September 21, 2032 respectively. The review of the indicators did not trigger the requirement to perform a more in-depth impairment analysis at June 30, 2022.
Security
All tankers financed with bank loans are subject to a mortgage to secure bank loans (see Note 16).
Vessels on order or under construction
The Group has six vessels under construction as at June 30, 2022. Prepayments during the year have been done for four vessels of which two have been delivered during the first quarter 2022. The aggregate amount of the prepayments for the first semester of 2022 was USD 71.1 million (December 31, 2021: USD 352.9 million). The amounts presented within "Vessels under construction" relate to three eco-Suezmax vessels and three eco-VLCC vessels from Hyundai Samho Shipyard.
The three Suezmax vessels have an expected delivery date in the third quarter of 2023 and the first quarter of 2024. Two VLCC vessels from Hyundai Samho Shipyard have an expected delivery in Q1 2023. Delivery for the lifted option VLCC will be the second quarter of 2023.
Capital commitment
As at June 30, 2022 the Group's total capital commitment amounts to USD 344.7 million (December 31, 2021: USD 414.3 million). These capital commitments relate to three VLCC newbuilding contracts and three Suezmax newbuilding contracts and can be detailed as follows:

(in thousands of USD)	Total	2022	2023	2024	2025

Commitments in respect of VLCCs	205,240	37,360	167,880	—	—
Commitments in respect of Suezmaxes	139,425	6,639	99,589	33,196	—
Commitments in respect of FSOs	—	—	—	—	—
Total	344,665	43,999	267,469	33,196	—

Note 13 - Intangible assets

In connection with the acquisition of the remaining 50% in TI Asia and TI Africa (see Note 5 and 6), a part of the price paid is related to an intangible asset (customer contracts with NOC for the service part, i.e. recharge of opex, maintenance and crew). Management estimated the fair value of the intangible asset related to the service component of the NOC contract, resulting in a value of USD 16.6 million at May 31, 2022. This amount will be depreciated till the end of the contractual service, or until July 21, 2032 and September 21, 2032 respectively.

29 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 14 - Equity

Translation reserve
The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
Hedging reserve

	June 30, 2022
(in thousands of USD)	Notional Value	Fair Value - Assets	Fair Value - Liabilities	Change recognized in OCI
Interest rate swaps
USD 173.6 million facility - Cap Quebec and Cap Pembroke	60,164	241	—	3,208
USD 173.6 million facility - Cap Corpus Christi and Cap Port Arthur	63,490	4,166	—	2,807
USD 713.0 million facility	230,444	14,611	—	9,593
USD 73.45 million facility	73,450	3,297		3,285
Forward cap contracts
Cap options	200,000	—	—	304
The Group, through two of its JV companies in connection to the USD 220.0 million facility raised in March 2018, entered on June 29, 2018 in several Interest Rate Swaps (IRSs) for a combined notional value of USD 208.8 million (Euronav’s share amounts to 50%). These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. On June 28, 2022 these hedges have been unwound and have been recognized in profit and loss.
The Group, in connection with the long term charter parties with Valero for two Suezmaxes (Cap Quebec and Cap Pembroke), entered on March 28, 2018 and April 20, 2018, in two IRSs for a combined notional value of USD 86.8 million. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying USD 173.6 million facility and mature on March 28, 2025. The notional value of these instruments at June 30, 2022 amounted to USD 60.2 million. The fair value of these instruments at June 30, 2022 amounted to USD 0.2 million (see Note 20) and USD 3.2 million has been recognized in OCI in the first six months of 2022.
The Group entered on December 7, 2018 into two forward cap contracts (CAPs) with a strike at 3.25% starting on October 1, 2020, to hedge against future increase of interest rates with a notional value of USD 200.0 million and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These CAPs have a maturity date at October 3, 2022. The notional value of these instruments at June 30, 2022 amounted to USD 200.0 million. The fair value of these instruments at June 30, 2022 amounted zero (see Note 22) and USD 0.3 million has been recognized in OCI in the first six months of 2022.
As part of the fuel hedging program, the Group entered during 2022 and 2021 into several commodity swaps and futures in connection with its low sulfur fuel oil project for a combined notional value of USD 54.8 million and USD 140.1 million respectively. These swaps are used to hedge a potential increase in the index underlying the price of low sulfur fuel between the purchase date and the delivery date of the product, i.e. when title to the low sulfur fuel is actually transferred. These instruments do not qualify as hedging instruments in a cash flow hedge relationship under IFRS9. The changes in fair value are directly recognized in profit or loss.
The Group, in connection with the long term charter parties with Valero for two Suezmaxes (Cap Corpus Christi and Cap Port Arthur), entered on October 26, 2020 in two IRSs for a combined notional value of USD 70.1 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs have the same duration as the long term charter parties matching the repayment profile of the underlying USD 173.6 million facility and mature on September 28, 2025. The notional value of these instruments at June 30, 2022 amounted to USD 63.5 million. The fair value of these instruments at June 30, 2022 amounted to USD 4.1 million (see Note 20) and USD 2.8 million has been recognized in OCI in the first six months of 2022.
30 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

The Group entered in the second half of 2020 in six Interest Rate Swaps (IRSs) for a combined notional value of USD 237.2 million with effective date in 2021. These IRSs are used to hedge the risk related to the fluctuation of the Libor rate in connection with the new USD 713.0 million sustainability linked loan and qualify as hedging instruments in a cash flow hedge relationship under IFRS 9. These instruments have been measured at their fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. These IRSs mature on March 11, 2025. The notional value of these instruments at June 30, 2022 amounted to USD 230.4 million. The fair value of these instruments at June 30, 2022 amounted to USD 14.6 million (see Note 20) and USD 9.6 million has been recognized in OCI in the first six months of 2022.
The group entered on January 26, 2022 into an interest rate swap agreement, in relation to the USD 73.45 million term loan which had been concluded for the acquisition of the Suezmaxes Cedar and Cypress for a notional value of USD 73.45 million. This IRS is used to hedge the risk related to the fluctuation of the Libor rate and qualifies as hedging instrument in a cash flow hedge relationship under IFRS 9. This instrument has been measured at fair value; effective changes in fair value have been recognized in OCI and the ineffective portion has been recognized in profit or loss. This IRS is matching the repayment profile of the underlying USD 73.45 million facility and matures on January 20, 2027. The notional value of these instruments at June 30, 2022 amounted to USD 73.45 million. The fair value of these instruments at June 30, 2022 amounted to USD 3.3 million (see Note 20) and USD 3.3 million has been recognized in OCI in the first six months of 2022.
Treasury shares
As of June 30, 2022 Euronav owned 18,241,181 of its own shares, compared to 18,346,732 of shares owned on December 31, 2021. In the six months period ended June 30, 2022 Euronav transferred 105,551 shares to members of the Management Board in accordance with the Long Term Incentive Plan 2019.
Distributions
On May 19, 2022, the Annual Shareholders' meeting approved a full year dividend for 2021 of USD 0.09 per share and a distribution of USD 0.03 per share via the issue premium reserve. Taking into account the interim dividends paid based on the Group’s policy to target a return of 80% of the net income to shareholders, no closing dividend was paid for 2021.
Following the decision of the shareholders meeting of November 2021 to make the issue premium reserve account available for distribution, the fixed distribution of USD 3 cents related to Q4 2021 and for Q1 2022 was paid via a repayment from that issue premium reserve. The distributions to shareholders in the amount of USD 0.06 was payable as from June 8, 2022. The distribution to shareholders was paid in EUR at the USD/EUR exchange rate of the record date.
The total amount of dividends paid in the first six months of 2022 was USD 12.1 million.
Long term incentive plan 2015
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2015 a long term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, the beneficiaries will obtain 40% of their respective LTIP in the form of Euronav stock options, with vesting over three years and 60% in the form of restricted stock units ('RSU's'), with cliff vesting on the third anniversary. In total 236,590 options and 65,433 RSU's were granted on February 12, 2015. Vested stock options may be exercised until 13 years after the grant date. The stock options have an exercise price of EUR 10.0475 and are equity-settled. All the RSU's were exercised in the first quarter of 2018. As of June 30, 2022, all the stock options remained outstanding. The fair value of the stock options was measured using the Black Scholes formula. The total employee benefit expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2022 with respect to the LTIP 2015 was zero.
Long term incentive plan 2018
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2018 an additional long term incentive plan for key management personnel. Under the terms of this LTIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash equal to the fair market value of one share of the company on the settlement date. The phantom stock units will mature one-third each year on the second, third and fourth anniversary of the award. In total a number of 154,432 phantom stock units were granted on February 16, 2018 and one-third was vested on the second anniversary, one-third on the third anniversary and one-third on the fourth anniversary. Following the resignation of our former CEO Paddy Rodgers, his phantoms stocks were waived. As of June 30, 2022, no phantom stocks were outstanding. The LTIP 2018 qualifies as a cash-settled share-based payment transaction. The Company recognizes a liability in respect of its obligations under the LTIP 2018, measured based on the Company’s share price at the reporting date, and taking into account the extent to which the services have been rendered to date. The compensation income recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2022 was USD (0.6) million.
Transaction Based Incentive Plan 2019
The Group's Board of Directors (as of February 2020 Supervisory Board) has implemented in 2019 a transaction based incentive plan for key management personnel. Under the terms of this TBIP, key management personnel is eligible to receive phantom stock unit grants. Each phantom stock unit grants the holder a conditional right to receive an amount of cash
31 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022 equal to the fair market value of one share of the company multiplied by the number of phantom stock units that have vested prior to the settlement date. The vesting and settlement of the TBIP is spread over a timeframe of 5 years. The phantom stock awarded matures in four tranches: the first tranche of 12% vesting when Euronav's share price reaches USD 12, the second tranche of 19% vesting when the share price reaches USD 14, the third tranche of 25% vesting when the share price reaches USD 16 and the fourth tranche of 44% vesting when the share price reaches USD 18. In total a number of 1,200,000 phantom stock units were granted on January 31, 2019 and the first tranche of 12% was vested in the first quarter of 2020. Following the resignation of our former CEO Paddy Rodgers, his phantom stocks were waived.
As of June 30, 2022, 704,000 phantom stocks were outstanding. The TBIP 2019 qualifies as a cash-settled share-based payment transaction as the Company receives services from the participants and incur an obligation to settle the transaction in cash. The Company recognizes a liability at fair value in respect of its obligations under the TBIP 2019. The fair value of the plan is being determined using a binominal model with cost being spread of the expected vesting period over the various tranches. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2022 was USD 3.4 million.
Long term incentive plan 2019
The Group's Board of Directors (as of February 2020 Supervisory Board) implemented in 2019 an additional long-term incentive plan ('LTIP') for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (‘RSU’s’). The RSU’s vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2019) and will be settled in shares. In total 152,346 RSU's were granted on April 1, 2019. As of June 30, 2022, 105,626 RSU's were vested which have been transferred to the beneficiaries out of treasury shares. The compensation income recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2022 was USD (0.6) million.
Long term incentive plan 2020
The Group’s Supervisory Board implemented in 2020 an additional long term incentive plan (‘LTIP’) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (‘RSU’s’). The RSU’s vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2020) and will be settled in shares. In total 144,392 RSU’s were granted on April 1, 2020. As of June 30, 2022, 76,166 RSU's were vested however vested RSU’s will not be delivered in shares until the first business day after April 1, 2023. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2022 was USD 0.4 million.
Long term incentive plan 2021
The Group’s Supervisory Board implemented in 2021 an additional long term incentive plan (‘LTIP’) for key management personnel. Under the terms of this LTIP, key management personnel will obtain 100% of their respective LTIP in the form of Euronav restricted stock units (‘RSU’s’). The RSU’s vest over three years in three equal annual installments at the three anniversary dates from the reference date (April 1, 2021) and will be settled in shares. In total 193,387 RSU’s were granted on April 1, 2021. As of June 30, 2022, 64,462 RSU's were vested however vested RSU’s will not be delivered in shares until the first business day after April 1, 2024. The compensation expense recognized in the consolidated statement of profit or loss in the six month period ended June 30, 2022 was USD 0.7 million.
32 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 15 - Earnings per share

Basic earnings per share
The calculation of basic earnings per share was based on a result attributable to ordinary shares and a weighted average number of ordinary shares outstanding during the six month period ended June of each year, calculated as follows:
Result attributable to ordinary shares

	For the six month period ended

	June 30, 2022	June 30, 2021

Result for the period (in USD)	(48,275,904)	(160,689,698)
Weighted average number of ordinary shares	201,745,255	201,677,981
Basic earnings per share (in USD)	(0.24)	(0.80)

Weighted average number of ordinary shares

(in shares)	Shares issued	Treasury shares	Shares outstanding	Weighted number of shares

On issue at January 1, 2022	220,024,713	18,346,732	201,677,981	201,677,981
Issuance of shares	—	—	—	—
Purchases of treasury shares	—	—	—	—
Withdrawal of treasury shares	—	—	—	—
Transfer of treasury shares	—	(105,551)	105,551	67,274
On issue at June 30, 2022	220,024,713	18,241,181	201,783,532	201,745,255

Diluted earnings per share
For the six months ended June 30, 2022, the diluted earnings per share (in USD) amount to (0.24) (2021: (0.80)). At June 30, 2022 and June 30, 2021 236,590 options issued under the LTIP 2015 were excluded from the calculation of the diluted weighted average number of shares because these 236,590 options were out-of-the money and have been considered as anti-dilutive. At June 30, 2022, the 105,626 vested RSU's under the LTIP 2019, 76,166 vested RSU's under the LTIP 2020 and 64,462 vested RSU's under the LTIP 2021 have been considered as dilutive, as these are only subject to the passage of time and therefore no longer contingent.
Weighted average number of ordinary shares (diluted)
The table below shows the potential weighted number of shares that could be created if all stock options and restricted stock units were to be converted into ordinary shares.

(in shares)	June 30, 2022	June 30, 2021

Weighted average of ordinary shares outstanding (basic)	201,745,255	201,677,981

Effect of share-based payment arrangements	246,254	95,259

Weighted average number of ordinary shares (diluted)	201,991,509	201,773,240

There are no more remaining outstanding instruments at June 30, 2022 which can give rise to dilution, except for the Euronav stock options of the LTIP 2015 and the RSU's of the LTIP 2019, LTIP 2020 and LTIP 2021.

33 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 16 - Interest-bearing loans and borrowings

(in thousands of USD)	Note	Bank loans	Other Notes	Lease liabilities	Other borrowings	Total
More than 5 years	—	102,419	—	74	—	102,493
Between 1 and 5 years	—	1,073,416	196,895	16,685	86,198	1,373,194
More than 1 year		1,175,835	196,895	16,759	86,198	1,475,687
Less than 1 year	—	29,313	67,025	22,292	117,863	236,493
At January 1, 2022		1,205,148	263,920	39,051	204,061	1,712,180

New loans	—	748,450	—	13,382	149,941	911,773
Scheduled repayments	—	(81,961)	(67,200)	(11,944)	(227,872)	(388,977)
Early repayments	—	(200,000)	—	—	—	(200,000)
Other changes	—	733	503	—	—	1,236
Translation differences	—	—	—	(137)	(4,069)	(4,206)
Balance at June 30, 2022		1,672,370	197,223	40,352	122,061	2,032,006

More than 5 years	—	203,531	—	54	—	203,585
Between 1 and 5 years	—	1,356,753	197,223	15,535	78,872	1,648,383
More than 1 year		1,560,284	197,223	15,589	78,872	1,851,968
Less than 1 year	—	112,086	—	24,763	43,189	180,038
Balance at June 30, 2022		1,672,370	197,223	40,352	122,061	2,032,006

The amounts shown under "New Loans" and "Early Repayments" related to bank loans include drawdowns and repayments under revolving credit facilities during the year.
The amount shown under "New Loans" related to lease liabilities is mainly attributable to the extension of the time charter agreement for the two Suezmaxes Marlin Sardinia and Marlin Somerset with an additional 12 months. In accordance with IFRS, the Group recognized a lease liability of USD 13.4 million (see Note 12).

34 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Bank loans

Terms and debt repayment schedule
The terms and conditions of outstanding loans were as follows:

(in thousands of USD)				June 30, 2022			December 31, 2021
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Secured vessels Revolving loan 750M*	USD	libor + 1.95%	2022	—	—	—	8,474	—	(231)
Secured vessels Revolving loan 409.5M*	USD	libor + 2.25%	2023	63,380	40,000	39,771	125,880	65,000	64,544
Secured vessels loan 27.1M	USD	libor + 1.95%	2029	24,876	24,876	24,876	25,102	25,102	25,102
Secured vessels loan 81.4M	USD	libor + 1.50%	2029	47,491	47,491	46,209	50,883	50,883	49,454
Secured vessels loan 69.4M	USD	libor + 2.0%	2030	52,066	52,066	52,066	54,379	54,379	54,379
Secured vessels loan 104.2M	USD	libor + 2.0%	2030	71,590	71,590	70,817	75,928	75,928	75,071
Secured vessels Revolving loan 200.0M*	USD	libor + 2.0%	2025	110,204	75,000	74,406	123,032	55,000	54,245
Secured vessels Revolving loan 700.0M*	USD	libor + 1.95%	2026	577,900	550,000	545,593	602,320	370,000	364,987
Secured vessels Revolving loan 713.0M*	USD	libor + 2.30%	2026	616,286	527,446	522,739	649,695	524,135	518,568
Unsecured Revolving loan 80.0M	EUR	libor + 1.45%	2026	83,096	75,000	74,635	100,000	—	(463)
Secured vessels loan 73.45M	USD	libor + 1.80%	2028	73,450	73,450	72,983	—	—	(508)
Secured FSO loan 150M	USD	sofr + 2.15%	2030	150,000	150,000	148,275	—	—	—
Total interest-bearing bank loans				1,870,339	1,686,919	1,672,370	1,815,693	1,220,427	1,205,148

* The total amount available under the revolving loan facilities depends on the total value of the fleet of tankers securing the facility.

The facility size of the vessel loans can be reduced if the value of the collateralized vessels falls under a certain percentage of the outstanding amount under that loan.
On June 21, 2022, the group entered into a USD 150 million senior secured amortizing term loan facility to finance the acquisition of the 50% ownership in the FSO joint ventures. The new facility has been concluded with ING and ABN Amro who were also the supporting banks in the existing facility. At the same time the existing facilities for the FSO JV companies which were maturing in July 2022 and September 2022 have also been repaid. The new facility is linked to the sustainability performance of the Company. The commercial terms include a reduction of the interest rate when the Company achieves its targets in relation to two sustainability KPI's. The facility has a duration of 7.75 years with maturity on March 30, 2030.
35 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Other notes

(in thousands of USD)				June 30, 2022			December 31, 2021
	Curr.	Nominal interest rate	Year of mat.	Facility size	Drawn	Carrying value	Facility size	Drawn	Carrying value
Unsecured notes	USD	7.50%	2022	—	—	—	67,200	67,200	67,025
Unsecured notes	USD	6.25%	2026	200,000	200,000	197,223	200,000	200,000	196,895
Total other notes				200,000	200,000	197,223	267,200	267,200	263,920

In line with the successful placement of the new USD 200 million senior unsecured bond announced on September 2, 2021, the old bond carrying a coupon of 7.50% has been fully repaid during the second quarter of 2022.
On March 18, 2022, the Financial Supervisory Authority of Norway approved the listing on the Oslo Stock Exchange of Euronav Luxembourg S.A.’s USD 200 million senior unsecured bonds due September 2026.
Other borrowings
On June 6, 2017, the Group signed an agreement with BNP to act as dealer for a Treasury Notes Program with a maximum outstanding amount of 50 million Euro. On October 1, 2018, KBC was appointed as an additional dealer in the agreement and the maximum amount was increased from 50 million Euro to 150 million Euro. As of June 30, 2022, the outstanding amount was USD 28.7 million or 27.6 million Euro (December 31, 2021: USD 104.0 million or 91.8 million Euro). The Treasury Notes are issued on an as needed basis with different durations and initial pricing is set to 60 bps over Euribor. The company enters into FX forward contracts to manage the transaction risks related to these instruments issued in Euro compared to the USD Group currency. The FX contracts have a same nominal amount and duration as the issued Treasury Notes and they are measured at fair value with changes in fair value recognized in the consolidated statement of profit or loss. On June 30, 2022, the fair value of these forward contracts amounted to USD (1.4) million.
On December 30, 2019, the Company entered into a sale and leaseback agreement for three VLCCs. The three VLCCs are the Nautica (2008 – 307,284), Nectar (2008 – 307,284) and Noble (2008 – 307,284). The vessels were sold and were leased back under a 54-months bareboat contract at an average rate of USD 20,681 per day per vessel. In accordance with IFRS, this transaction was not accounted for as a sale but Euronav as seller-lessee will continue to recognize the transferred assets, and recognized a financial liability equal to the net transfer proceeds of USD 124.4 million. As of June 30, 2022, the outstanding amount was USD 93.4 million (December 31, 2021: USD 100.1 million). At the end of the bareboat contract, the vessels will be redelivered to their new owners. Euronav may, at any time on and after the 1st anniversary, notify the owners by serving an irrevocable written notice at least three months prior to the proposed purchase option date of the charterers' intention to terminate this charter on the purchase option date and purchase the vessel from the owners for the applicable purchase option price.
The future lease payments for these leaseback agreements are as follows:

(in thousands of USD)	June 30, 2022	December 31, 2021

Less than one year	22,667	22,667
Between one and five years	22,638	33,878
More than five years	—	—
Total future lease payables	45,305	56,545

36 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 17 - Trade and other payables

(in thousands of USD)	June 30, 2022	December 31, 2021

Advances received on contracts in progress, between 1 and 5 years	451	503
Derivatives	—	2,987
Total non-current other payables	451	3,490
Trade payables	40,786	26,012
Accrued expenses	61,086	38,020
Accrued payroll	2,074	2,160
Dividends payable	544	555
Accrued interest	7,009	6,570
Deferred income	7,418	7,545
Other payables	1,513	3,050
Total current trade and other payables	120,430	83,912

The non-current derivatives relate to the interest rate swap derivatives used to hedge the risk related to the fluctuation of the Libor rates (see Note 14). The decrease is due to a positive mark-to-market on these IRSs at June 30, 2022.
The increase in trade payables and accrued expenses is mainly due to the increased drydocking activities during the first half year of 2022 and prepayments to the yard. This is strengthened by an increased amount of outstanding bunker invoices as well as outstanding invoices with regards to Protection & Indemnity (P&I) insurances paid via installments at June 30, 2022 compared to December 31, 2021.
37 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 18 - Financial instruments

Accounting classifications and fair values
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as trade and other receivables and payables.

38 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

		Carrying amount				Fair value
(in thousands of USD)	Note	Fair value -Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
December 31, 2021

Financial assets measured at fair value
Interest rate swaps	20	6,392	—	—	6,392	—	6,392	—	6,392
Cap contracts	22	2	—	—	2	—	2	—	2
		6,394	—	—	6,394

Financial assets not measured at fair value
Non-current receivables	20	—	44,669	—	44,669	—	—	42,150	42,150
Lease receivables	20	—	4,578	—	4,578	—	3,816	—	3,816
Trade and other receivables *	22	—	213,641	—	213,641	—	—	—	—
Cash and cash equivalents	—	—	152,528	—	152,528	—	—	—	—
		—	415,416	—	415,416

Financial liabilities measured at fair value
Forward exchange contracts	16	2,927	—	—	2,927	—	2,927	—	2,927
Interest rate swaps	17	2,987	—	—	2,987	—	2,987	—	2,987
		5,914	—	—	5,914

Financial liabilities not measured at fair value
Secured bank loans	16	—	—	1,205,148	1,205,148	—	1,234,739	—	1,234,739
Unsecured other notes	16	—	—	263,920	263,920	68,722	194,586	—	263,308
Other borrowings	16	—	—	204,061	204,061	—	204,061	—	204,061
Lease liabilities	16	—	—	39,051	39,051	—	36,913	—	36,913
Trade and other payables *	17	—	—	76,319	76,319	—	—	—	—
Advances received on contracts	17	—	—	503	503	—	—	—	—
		—	—	1,789,002	1,789,002

39 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

		Carrying amount				Fair value
(in thousands of USD)	Note	Fair value -Hedging instruments	Financial assets at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
June 30, 2022

Financial assets measured at fair value
Interest rate swaps	20	22,315	—	—	22,315	—	22,315	—	22,315
Cap contracts	22	—	—	—	—	—	—	—	—
Commodity derivatives	21	344	—	—	344	—	344	—	344
		22,659	—	—	22,659

Financial assets not measured at fair value
Non-current receivables	20	—	14,368	—	14,368	—	—	14,368	14,368
Lease receivables	20	—	3,613	—	3,613	—	2,939	—	2,939
Trade and other receivables *	22	—	233,989	—	233,989	—	—	—	—
Cash and cash equivalents	—	—	277,220	—	277,220	—	—	—	—
		—	529,190	—	529,190

Financial liabilities measured at fair value
Forward exchange contracts	16	—	—	—	—	—	—	—	—
Interest rate swaps	17	—	—	—	—	—	—	—	—
		—	—	—	—

Financial liabilities not measured at fair value
Secured bank loans	16	—	—	1,672,370	1,672,370	—	1,625,358	—	1,625,358
Unsecured other notes	16	—	—	197,223	197,223	192,500	—	—	192,500
Other borrowings	16	—	—	122,061	122,061	—	122,061	—	122,061
Lease liabilities	16	—	—	40,352	40,352	—	38,550	—	38,550
Trade and other payables *	17	—	—	112,960	112,960	—	—	—	—
Advances received on contracts	17	—	—	451	451	—	—	—	—
		—	—	2,145,417	2,145,417

* Deferred charges, deferred fulfillment costs and VAT receivables (included in other receivables) (see Note 22), deferred income and VAT payables (included in other payables) (see Note 17), which are not financial assets (liabilities) are not included.

40 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Measurement of fair values

Valuation techniques and significant unobservable inputs
Level 1 fair value was determined based on the actual trading of the unsecured notes, due in 2022, and the trading price on June 30, 2022. The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Financial instruments measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Forward exchange contracts	Forward pricing: the fair value is determined using quoted forward exchange rates at the reporting date and present value calculations based on high credit quality yield curve in the respective currencies.	Not applicable

Interest rate swaps	Swap models: the fair value is calculated as the present value of the estimated future cash flows. Estimates of future floating-rate cash flows are based on quoted swap rates, futures prices and interbank borrowing rates.	Not applicable

Forward cap contracts	Fair values for both the derivative and the hypothetical derivative are determined based on the net present value of the expected cash flows using Libor rate curves, futures and basis spreads.	Not applicable

Commodity derivatives	Fair value is determined based on the present value of the quoted forward price.	Not applicable

Financial instruments not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Non-current receivables (consisting primarily of shareholders' loans)	Discounted cash flow	Discount rate and forecasted cash flows

Lease receivables	Discounted cash flow	Discount rate

Other financial liabilities (consisting of secured and unsecured bank loans and lease liabilities)	Discounted cash flow	Discount rate

Other financial notes (consisting of unsecured notes)	List price	Not applicable

41 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Transfers between Level 1, 2 and 3
There were no transfers between these levels in 2021 and for the six-month period ended June 30, 2022.
Liquidity risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. The sources of financing are diversified and the bulk of the loans are irrevocable, long-term and maturities are spread over different years.
The following are the remaining contractual maturities of financial liabilities:

42 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

		Contractual cash flows December 31, 2021
(in thousands of USD)	Note	Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes	16	1,469,068	1,667,567	145,175	1,413,221	109,172
Other borrowings	16	204,061	223,550	126,672	96,878	—
Lease liabilities	16	39,051	41,125	23,464	17,585	77
Current trade and other payables *	17	76,319	76,319	76,319	—	—
		1,788,499	2,008,562	371,629	1,527,684	109,249

Derivative financial liabilities
Interest rate swaps	16	2,987	6,505	2,397	4,108	—
Forward exchange contracts	—	—	—	—	—	—
		2,987	6,505	2,397	4,108	—

		Contractual cash flows June 30, 2022
(in thousands of USD)		Carrying Amount	Total	Less than 1 year	Between 1 and 5 years	More than 5 years
Non derivative financial liabilities
Bank loans and other notes	16	1,869,593	2,141,133	248,220	1,678,834	214,078
Other borrowings	16	122,061	136,987	51,349	85,638	—
Lease liabilities	16	40,352	41,756	26,022	15,678	56
Current trade and other payables *	17	112,960	112,960	112,960	—	—
		2,144,966	2,432,835	438,551	1,780,150	214,134

Derivative financial liabilities
Interest rate swaps	16	—	—	—	—	—
Forward exchange contracts	—	—	—	—	—	—
		—	—	—	—	—

* Deferred income and VAT payables (included in other payables) (see Note 16), which are not financial liabilities, are not included.

The Group has secured bank loans that contain loan covenants. A future breach of covenant may require the Group to repay the loan earlier than indicated in the above table. As of June 30, 2022 and December 31, 2021, the Group was in compliance with all of the covenants contained in the debt agreements.
The interest payments on variable interest rate loans in the table above reflect market forward interest rates at the reporting date and these amounts may change as market interest rates change. It is not expected that the cash flows included in the table above (the maturity analysis) could occur significantly earlier, or at significantly different amounts than stated above.

43 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 19 - Deferred tax assets and liabilities

Euronav NV and its subsidiaries had available combined cumulative tax losses and other tax credits carried forward of USD 122.1 million and USD 128.9 million as of June 30, 2022 and December 31, 2021, respectively. Under current local tax laws, these loss carry forwards have an indefinite life and may be used to offset future taxable income of Euronav NV and its subsidiaries.
The Company did not recognize deferred tax assets of USD 28.1 million and USD 30.0 million as of June 30, 2022 and December 31, 2021, respectively, that can be carried forward against future taxable income, because it is not considered more likely than not that these deferred tax assets will be utilized in the foreseeable future.

44 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 20 - Non-current receivables

(in thousands of USD)	June 30, 2022	December 31, 2021

Shareholders loans to joint ventures	—	30,242
Derivatives	22,315	6,392
Other non-current receivables	14,367	14,426
Lease receivables	3,613	4,578
Investment	1	1
Total non-current receivables	40,296	55,639

The decrease in shareholders loans to joint ventures as of June 30, 2022 compared to December 31, 2021, is related to the full repayment of the shareholders loan to Bari Shipholding Ltd. due to the sale of Suezmax Bari (2005 – 159,186 dwt) as well as the full repayment of the shareholders loan to TI Africa Ltd following the acquisition of the remaining 50% shares in TI Africa Ltd as described in note 5 and 12.
The increase in derivatives as of June 30, 2022 compared to December 31, 2021 relates to the higher fair market value of the Interest Rate Swaps in connection with an increasing interest rate environment.
The lease receivables relate to the subleases of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

45 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 21 - Bunker inventory

In addition to bunker fuel stored on board of the Euronav vessels, the Group purchases and stores compliant fuel on board of a Euronav vessel, the ULCC Oceania, so that there is a safety, high quality inventory available for the use of its own fleet.
The bunker inventory is accounted for at the lower of cost and net realizable value with cost being determined on a weighted average basis. The cost includes: the purchase price, fuel inspection costs, the transport and handling costs for loading the bunker on our vessel and the effective portion of the change in fair value of derivatives (see Note 11) designated as a cashflow hedge of the underlying index between commitment and pricing. Fuel derivatives used to hedge risk between pricing and consumption are measured at fair value with fair value changes recognized in the consolidated statement of profit or loss.
In the first six months of 2022, the Company purchased an additional 73,590 metric ton of compliant fuel for an amount of USD 54.8 million (all costs included). As of June 30, 2022 the carrying amount of the total bunker inventory amounted to USD 47.6 million (December 31, 2021: USD 69.0 million) of which USD 13.3 million (2021: 45.0 million) was the carrying amount of the bunker inventory related to the purchase and storage of compliant fuel oil inventory on board of the Oceania.
The compliant fuel has already been partially transferred to our vessels in the first semester of 2022, the remaining fuel is expected to be transferred to our vessels and used in the remainder of 2022. As of June 30, 2022 the carrying amount of the bunker inventory on board of these vessels amounted to USD 34.3 million (2021: USD 24.0 million). Bunkers delivered to vessels operating in the TI Pool, are sold to the TI Pool and bunkers on board of these pooled vessels are no longer shown as bunker inventory but as trade and other receivables.
In compliance with the accounting policy no write-down needs to be considered at the end of June 30, 2022, the net realizable value remained positive as the market price of compliant fuel oil exceeded our weighted average cost.

46 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 22 - Trade and other receivables

(in thousands of USD)	June 30, 2022	December 31, 2021

Receivable from contracts with customers	92,449	55,704
Receivable from contracts with customers - TI Pool	117,619	139,672
Accrued income	13,702	8,480
Accrued interest	664	580
Deferred charges	26,796	22,083
Deferred fulfillment costs	1,592	1,156
Other receivables	8,640	7,977
Lease receivables	1,971	2,091
Derivatives	—	2
Total trade and other receivables	263,433	237,745

The increase in receivable from contracts with customers is partially due to the full consolidation of TI Asia and TI Africa as per June 30, 2022. The other part is mainly attributable to open invoices from bunkers delivered from the Oceania as part of the Fuel Management program (see Note 21) as well as an increase in the amount of open freight invoices partially in consequence of an improved market compared to the end of 2021.
The receivables from contracts with customers - TI Pool relates to income to be received by the Group from the Tankers International Pool. These amounts decreased in the first six months of 2022 due to a refund from the pool of working capital funded by Euronav from prior periods.
The increase in accrued income is attributable to slightly higher market freight rates and the timing of the cut-off in the voyages in progress at year-end.
The increase in deferred charges is mainly due to prepayments to the yard related to drydockings and scrubber installations.
Fulfillment costs represent primarily bunker costs incurred between the date on which the contract of a spot voyage charter was concluded and the next load port. These expenses are deferred according to IFRS 15 Revenue from Contracts with Customers and are amortized on a systematic basis consistent with the pattern of transfer of service.
The lease receivables relate to the subleases of office space to third parties regarding the leased offices of Euronav UK and Euronav MI II Inc. (formerly Gener8 Maritime Inc.).

47 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 23 - Provisions and contingencies

(in thousands of USD)	Note	Onerous contract	Total

At January 1, 2022		1,154	1,154

Provisions used during the year	-	(133)	(133)
Balance at June 30, 2022		1,021	1,021

Non-current	-	743	743
Current	-	278	278
Total		1,021	1,021

The Group is currently involved in litigation. Provisions related to legal and arbitration proceedings are recorded in accordance with the Group accounting policy. The claim was submitted on January 15, 2021 by Unicredit Bank in London with the High Court of Justice of England and Wales. The claim relates to an alleged misdelivery of 101,809 metric tons of low sulphur fuel oil that was transported by the Suezmax vessel, Sienna. The charterer, Gulf Petrochem FZC, a company of GP Global, instructed the vessel to discharge the cargo at Sohar without presentation of the bill of lading but against a letter of indemnification issued by the charterer as is customary practice in the crude oil shipping industry. Unicredit bank, who had financed the cargo for an amount of USD 26,367,200 and allegedly had become the holder of the bill of lading, was not repaid in accordance with the financing arrangements agreed with Gulf Petrochem FZC. As alleged holder of the bill of lading, Unicredit Bank is claiming that amount of USD 26,367,200 together with interest from Euronav NV. The GP Global group is currently under a restructuring plan and any recourse under the letter of indemnity issued by Gulf Petrochem FZC is therefore doubtful.
On April 28, 2022, the relevant UK Court rejected the claim by UniCredit to obtain USD 26.4 million in damages from Euronav.
On July 18, 2022, Euronav was informed that the Court of Appeal has granted Unicredit appeal.
Management believes that it has followed well established standard working practices and that it has valid defense arguments. Management refers in that respect to the outcome of the UK Court ruled in favor of Euronav as first important indication. Based on an external legal advice, management continues to believe that it has strong arguments that the risk of an outflow is less than probable and therefore no provision is recognized. The appeal process is in an early stage.
At this moment of time, provisions are currently not impacted by the COVID-19 situation.
48 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 24 - Equity-accounted investees

(in thousands of USD)	June 30, 2022	December 31, 2021

Assets
Interest in joint ventures	2,126	72,446
TOTAL ASSETS	2,126	72,446

Joint Ventures
The following table contains a roll forward of the balance sheet amounts with respect to the Group’s joint ventures:

	ASSET
(in thousands of USD)	Investments in equity accounted investees	Shareholders loans
Gross balance	51,703	33,936
Offset investment with shareholders loan	—	—
Balance at January 1, 2021	51,703	33,936

Group's share of profit (loss) for the period	22,976	—
Group's share of other comprehensive income	951	—
Dividends received from joint ventures	(4,635)	—
Movement shareholders loans to joint ventures	—	(2,242)

Gross balance	70,995	31,693
Offset investment with shareholders loan	1,451	(1,451)
Balance at December 31, 2021	72,446	30,242

Reversal prior year offset investment with shareholders loan	(1,451)	1,451
Group's share of profit (loss) for the period	14,574	—
Group's share of other comprehensive income	159	—
Dividends received from joint ventures	(1,000)	—
Movement equity to shareholders loans	(2,000)	2,000
Movement shareholders loans to joint ventures	—	(33,693)
FSO transaction	(80,602)	—

Gross balance	2,126	—
Offset investment with shareholders loan	—	—
Balance at June 30, 2022	2,126	—

The decrease in the balance of the shareholders' loan to joint ventures in 2022 is attributable to the full repayment of the shareholders loans to TI Africa and Bari Shipholding Ltd. The latter was repaid following the sale of the vessel in 2022 and the remaining amount was written-off.
On April 26, 2022, Euronav announced the sale of the Suezmax Bari (2005 – 159,186 dwt) for USD 21.5 million. A capital gain on the sale of approximately USD 6.6 million was recorded in the second quarter in the joint venture company. The vessel was acquired in November 2019 in a 50/50 joint venture with affiliates of Ridgebury Tankers and clients of Tufton Oceanic. The vessel was delivered to her new owners during the second quarter.

49 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 25 - Subsequent events

On July 11, 2022, Euronav announced that Euronav and Frontline have entered into a definitive combination agreement for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline shares for every 1.0 Euronav share (the “Combination”), which was unanimously approved by all the members of Frontline's Board of Directors and by all members of Euronav's Supervisory Board. The agreement underlines the principal aspects of the previously announced term sheet that was signed on April 7, 2022. Full details are provided in the press release of July 11, 2022. https://www.euronav.com/en/investors/company-news-reports/press-releases/2022/frontline-ltd-considers-voluntary-public-takeover-bid-on-euronav-nv/
50 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 26 - Standards issued but not yet effective

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2022, and have not been applied in preparing these condensed consolidated financial statements:
Amendments to IAS 1 Presentation of Financial statements: Classification of Liabilities as Current or Non-current, issued on 23 January 2020, clarify a criterion in IAS 1 for classifying a liability as non-current: the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendments:
•specify that an entity’s right to defer settlement must exist at the end of the reporting period;
•clarify that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement;
•clarify how lending conditions affect classification; and
•clarify requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

On July 15, 2020, the IASB issued Classification of Liabilities as Current or Non-current — Deferral of Effective Date (Amendment to IAS 1) deferring the effective date of the January 2020 amendments to IAS 1 by one year to annual reporting periods beginning on or after January 1, 2023 with early application permitted. The amendments have not yet been endorsed by the EU.
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies, issued on 12 February 2021, include narrow-scope amendments to improve accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements. The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. The amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendments are effective for annual periods beginning on or after 1 January 2023 with early application permitted. These amendments have not yet been endorsed by the EU.
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates, issued on 12 February 2021, clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events.

The amendments are effective for annual periods beginning on or after 1 January 2023 with early application permitted. These amendments have not yet been endorsed by the EU.
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction, issued on 6 May 2021, clarifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets or liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations—transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations.

The amendments are effective for annual periods beginning on or after 1 January 2023 with early application permitted. These amendments have not yet been endorsed by the EU.

51 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

Note 27 - Statement on the true and fair view of the consolidated financial statements and the fair overview of the management report

Mrs. Grace Reksten Skaugen, Chairperson of the Supervisory Board, Mr. Hugo De Stoop, CEO and Mrs. Lieve Logghe, CFO, hereby certify that, to the best of their knowledge, (a) the condensed consolidated interim financial statements as of June 30, 2022 and for the six-month period then ended, which have been prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the IASB and as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and results of Euronav NV and the entities included in the consolidation, and (b) the interim management report includes a true and fair overview of the information required to be included therein under Article 13 §5 and §6 of the Royal Decree of November 14, 2007 on the obligations of issuers of financial instruments admitted to trading on a regulated market.

52 Financial Report

Notes to the condensed consolidated interim financial statements for the six-month period ended June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: September 30, 2022

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Executive Officer
53 Financial Report